UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2017

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                    to                   .

Commission File Number: 000-54660

LIBERTY TAX SERVICE 401(K) PLAN
(Full title of the Plan)

Liberty Tax, Inc.
1716 Corporate Landing Parkway
Virginia Beach, Virginia 23454
(Name of issuer of the securities held pursuant to the plan and address of its principal executive office)

LIBERTY TAX SERVICE 401(K) PLAN

*                                         All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Trustees of
Liberty Tax Service 401(k) Plan
Virginia Beach, Virginia

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Liberty Tax Service 401(k) Plan (the Plan) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017 and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of Liberty Tax Service 401(k) Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental schedule, Schedule of Assets (held at end of year) as of December 31, 2017, referred to as “supplemental information,” has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Cherry Bekaert LLP
Virginia Beach, Virginia
August 1, 2018

LIBERTY TAX SERVICE 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2017 AND 2016

	2017	2016
ASSETS
Investments at fair value	$14,386,117	$15,206,169
Receivables:
Notes receivable from participants	212,056	241,825
Total receivables	212,056	241,825
Total assets	14,598,173	15,447,994
LIABILITIES
Excess contributions payable	70,857	8,509
Net assets available for benefits	$14,527,316	$15,439,485

The accompanying notes to the financial statements are an integral part of these statements.

LIBERTY TAX SERVICE 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2017

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$1,803,142
Dividends	328,013
Net investment income	2,131,155
Interest on notes receivable from participants	10,506
Contributions:
Employer	510,814
Participant	1,433,151
Total contributions	1,943,965
Total additions	4,085,626

Deductions from net assets attributed to:
Benefits paid to participants	4,994,665
Administrative expenses	3,130
Total deductions	4,997,795
Net decrease	(912,169)
Net assets available for benefits:
Beginning of year	15,439,485
End of year	$14,527,316

The accompanying notes to the financial statements are an integral part of these statements.

LIBERTY TAX SERVICE 401(K) PLAN
NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

Note 1—Description of the Plan

The following brief description of the Liberty Tax Service 401(k) Plan (the “Plan”) is provided for general information purposes only. Reference should be made to the Plan agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan, established in January 1998, which was amended and restated effective during the 2015 plan year, covering substantially all employees of JTH Tax, Inc. d/b/a Liberty Tax Service (the “Company” or “Employer”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participation - Effective February 26, 2015, all active full-time and part-time employees who have attained age 18 are eligible to participate after completing three months of service. Temporary and seasonal employees may not participate in the Plan.

Administration - The Company is the Plan Sponsor and Plan Administrator. The Plan is administered by the Plan Sponsor, which serves without compensation. The Plan Administrator has the overall responsibility and authority as the named fiduciary to manage and control the operations and administration of the Plan and may designate one or more individuals to perform those responsibilities. The Investments of the Plan are held by Bank of America/Merrill Lynch ("BoA/ML"), as Trustee of the Plan. In addition, the Plan has established an ancillary trust to hold the shares of Liberty Tax, Inc. Class A common stock investments as described in Note 3. These investments were held by BoA/ML as custodian. Certain administrative functions are performed by employees of the Company. These employees do not receive compensation from the Plan.

Contributions - Participants are automatically enrolled in the Plan when they become eligible with pre-tax contributions set at 2% of compensation, unless the participant elects a different amount or opts out of the Plan. Participants may contribute up to 86% of annual compensation, as defined in the Plan. Participants may also transfer amounts representing distributions from other qualified plans. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Contributions are subject to certain limitations as defined in the Plan and the Internal Revenue Code (“IRC”). The contribution limitation for 2017 was $18,000 and the catch-up contribution limitation was an additional $6,000. Participants direct the investment of their contributions into various investment options. The Plan currently offers various mutual funds, a common collective trust fund, and Liberty Tax Inc. Class A common stock as investment options for participants. Participants direct their investments at all times. In addition, a participant may direct after-tax contributions into Roth 401(k) accounts, subject to certain limits. Roth 401(k) accounts allow participants to elect to be taxed currently on part or all of their contributions made to the Plan. Future distributions of Roth 401(k) contributions and the related earnings are not taxed if certain requirements are met.

The Company makes matching contributions to the Plan equal to 50% of participant’s elective salary deferral not to exceed 3% of each participant’s bi-weekly compensation. Contributions are subject to certain limitations. The matching Company contribution is invested as directed by the participant. The Company has not withheld participant contributions or remitted employer matching contributions on bonus compensation during certain payroll periods in 2016, 2017 and 2018, which is considered eligible compensation as defined by the Plan document. The Company is in the process of determining the amounts which should have been contributed to the plan and is also consulting with Merrill Lynch to determine the appropriate method of correction.

Participant Accounts - Each participant’s account is credited with the participant’s contributions and an allocation of (a) the Company’s matching contributions, and (b) investment earnings (including net appreciation and depreciation in fair value of investments) and charged with an allocation of administrative expenses not paid by the Company. Allocations are based on participant compensation or account balances, as defined by the Plan. The benefit to which the participant is entitled is the benefit that can be provided from the participant’s account at the time of retirement, termination, total disability, or death.

Notes Receivable From Participants - Employees are eligible to borrow up to $50,000 minus the highest outstanding loan balance on the date the loan is requested or at any time during the immediate 12 month period preceding the loan request, or 50% of the vested balance (excluding amounts invested in Liberty Tax Inc. Class A common stock), whichever is less, for any purpose. The loans are secured by the balance in the participant’s account, except for any amounts invested in Liberty Tax Inc. Class A common stock, and bear a fixed interest rate set the time of the application at the Prime Rate, as reported by the Wall Street Journal, plus 1% (5.50% as of December 31, 2017). Loans must be repaid within five years, except in the case of a loan for a principle residence, for which the term may be extended in excess of five years. Principal and interest are paid through bi-weekly payroll deductions.

Vesting - Each participant is fully vested in his or her contributions and Company matching contributions plus actual earnings thereon.

Benefits and Payments - On termination of service due to death, disability, or retirement, a participant receives a lump-sum amount equal to the value of the participant’s vested interest in his or her account, unless the participant elects an annuity option. On termination of service prior to normal retirement age, as defined by the Plan, the participant’s vested account balance is automatically distributed if the vested account balance is under $1,000. If the participant’s vested account balance is over $1,000, the participant may elect to postpone their distribution until normal retirement age, as defined by the Plan. Participants that have reached the age 70½ may be required to take certain minimum distributions, which are paid in annual installments not to extend beyond the participant’s life expectancy. Participants may also withdraw all or any part of their vested account balance after having attained age 59½, incurred a disability, or incurred a financial hardship in accordance with the Plan. For financial hardship payments, only the participant’s elective contributions are available for withdrawal, subject to certain conditions as defined by the Plan. In addition to financial hardship payments, a participant may also receive an in-service distribution from their Company matching contributions if the participant has participated in the Plan for 60 months.

Note 2—Summary of significant accounting policies

Basis of Accounting - The financial statements of the Plan are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Board of Trustees determines the Plan’s valuation policies utilizing information provided by investment advisors, custodians and insurance companies. See Note 6 for further discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date and interest income is recognized when earned. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Benefits Paid to Participants - Benefits are recorded when paid.

Notes Receivable from Participants - Notes receivable from participants are reported at their unpaid principal balances plus any accrued but unpaid interest. Delinquent loans are treated as distributions based upon the terms of the Plan agreement.

Excess Contributions - Contributions received from participants during 2017 are net of an accrual of $70,857 as of December 31, 2017 for the return to certain active participant's excess deferral contributions as required to satisfy the relevant nondiscrimination provisions of the Plan. That amount is also included in the Plan’s statement of net assets available for benefits as excess contributions payable at December 31, 2017. Additionally, the Plan recorded an excess contribution payable of $8,509 as of December 31, 2016 to satisfy similar nondiscrimination provisions for the 2016 Plan year.

Administrative Expenses - Service fees of $17,695 related to maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Fees related to the administration of notes receivable are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation of fair value of investments.

Note 3—Related party transactions

Certain Plan investments are shares of Liberty Tax, Inc. Class A common stock. Liberty Tax, Inc. is the parent company of the Plan sponsor. The Plan held 12,412 and 160,721 shares of Liberty Tax, Inc. Class A common stock at December 31, 2017 and 2016, respectively, valued at $136,527 and $2,153,893, respectively. During the years ended December 31, 2017 and 2016, purchases of shares by the Plan totaled 5,601 and 6,572, respectively, and sales of shares by the Plan totaled 153,910 and 2,819, respectively. This investment and transactions in this investment qualify as party-in-interest transactions which are exempt from the prohibited transaction rules of ERISA.

The Plan’s ancillary trustee over the shares of Liberty Tax, Inc. Class A common stock, held in trust by the Plan, has the rights, powers, duties, and discretion over these assets as the Employer may delegate subject to any limitations or directions specified in the terms of the Plan and by ERISA. Because the Plan’s ancillary trustee has full fiduciary responsibilities under ERISA for these assets held in trust by the Plan, and also has a participant account balance within the Plan, the transactions in this participant’s account qualify as party-in-interest transactions. The party-in-interest transactions are exempt from the prohibited transaction rules of ERISA. The ancillary trustee’s participant account balance in the trust was 0% and 91.8% of the trust at December 31, 2017 and 2016, respectively.

Transactions with the Trustee of the Plan qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules of ERISA. For the year ended December 31, 2017, total administrative fees paid by the Plan to parties-in-interest were $3,130. Notes receivable from participants are also considered to be party-in-interest transactions because they are transacted with Plan participants.

Note 4—Plan termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions set forth in ERISA.

Note 5—Income tax status

BoA/ML, the Sponsor of the prototype plan adopted by the Plan’s Sponsor, has received a favorable opinion letter from the Internal Revenue Service (the “IRS”) dated March 31, 2014. The Plan’s Sponsor has not submitted its own document to the IRS for a determination letter, but is relying on the letter obtained by BoA/ML. It is the opinion of the Plan Administrator that the Plan and its underlying trust have operated within the terms of the prototype plan and are qualified under the applicable provisions of the IRC.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017 and 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to audit by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 6—Fair value measurements

Fair value measurements and disclosures provide the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1 -Inputs to the valuation methodology are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan can access at the measurement date.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs that are unobservable inputs for the asset or liability.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no significant changes in the methodologies used at December 31, 2017 and 2016.

Common Collective Trust Fund - Valued at the net asset value ("NAV") of units of a bank collective trust. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Mutual Funds - Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end funds that are registered with the U.S. Securities and Exchange Commission ("SEC"). These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded and are classified within Level 1 of the valuation hierarchy.

Money Market Funds - This is a public investment vehicle valued using the NAV provided by the administrator of the fund. The underlying assets are generally comprised of U.S. Treasury bills, notes and other obligations issued or guaranteed as to principal and interest by the U.S. Government, its agencies or instrumentalities, and repurchase agreements secured by such obligations or cash. The investment objective of this fund is to seek current income, preservation of capital, and liquidity. This investment has been classified within Level 1 of the valuation hierarchy.

Common Stock of Plan Sponsor Parent Company - Shares of Class A common stock of Liberty Tax, Inc., are valued at the quoted price in an active market and classified within Level 1 of the valuation hierarchy.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2017 and 2016:

	Assets at Fair Value at December 31, 2017
	Level 1	Level 2	Level 3	Total

Mutual funds	$12,385,185	$—	$—	$12,385,185
Common stock of Plan Sponsor parent company	136,527	—	—	136,527
Money Market	14,029	—	—	14,029
Total assets in the fair value hierarchy	$12,535,741	$—	$—	12,535,741
Investments measured at net asset value				1,850,376
Investments at fair value				$14,386,117

	Assets at Fair Value at December 31, 2016
	Level 1	Level 2	Level 3	Total

Mutual funds	$10,672,059	$—	$—	$10,672,059
Common stock of Plan Sponsor parent company	2,153,893	—	—	2,153,893
Total assets in the fair value hierarchy	$12,825,952	$—	$—	12,825,952
Investments measured at net asset value				2,380,217
Investments at fair value				$15,206,169

There were no transfers out of Level 1 to Level 2 during 2017 and 2016. Transfers are recognized at the end of the reporting period.

The following table summarizes investments measured at fair value based on net asset value per share:

	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
December 31, 2017
Morley Stable Asset Fund	$1,850,376	n/a	Daily	30 Days

December 31, 2016
Morley Stable Asset Fund	$2,380,217	n/a	Daily	30 Days

The Morley Stable Asset Fund is a collective investment trust whose objective is to provide preservation of capital, relatively stable returns consistent with its comparatively low risk profile and liquidity for benefit responsive payments.  The Morley Stable Value Fund invests primarily in a variety of high quality stable value investment contracts as well as cash and cash equivalents.  Unit holders may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value daily.  Withdrawals other than benefit payments and transfers require twelve-month advance written notice.  Certain Plan sponsor-directed actions also require advance written notice and may limit the ability of unit holders to transact at contract value.  Such events include but are not limited to: (i) Trustee or Plan sponsor-directed reallocation of investments; (ii) company-sponsored layoffs/termination of groups of employees; (iii) disposing of or selling a component of the business which involves the transfer or termination of employees; (iv) terminating the Morley Stable Value Fund as an investment option of the Plan; and (v) terminating the Plan. The Plan Administrator does not believe any events which would limit unit holders to transact at contract value are probable of occurring.

Note 7—Risks and uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

LIBERTY TAX SERVICE 401(K) PLAN
(Employer Identification Number: 54-1828391, PLAN NUMBER: 001)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FORM 5500, SCHEDULE H, PART IV, LINE 4i

DECEMBER 31, 2017

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value

	BIF Money Fund	Money Market Fund	**	$14,029
		Common collective trust fund
	Principal Global Investors	Morley Stable Asset Fund	**	1,850,376
		Mutual funds:
	MFS	MFS Mid Cap Value Fund	**	635,496
	Janus Henderson	Janus Enterprise Fund	**	550,585
	Wells Fargo Funds	Wells Fargo Core Bond Fund	**	2,573,902
	Invesco	Invesco Comstock Fund	**	1,082,678
	Blackrock	Blackrock Inflation Protection Fund	**	571,668
	Blackrock	Blackrock S&P 500 Index Fund	**	2,863,906
	Oppenheimer Funds	Oppenheimer International Growth Fund	**	1,700,430
	PGIM Investments	Prudential Jennison Growth Fund	**	604,725
	Legg Mason	Clearbridge Small Cap Growth Fund	**	159,197
	Macquarie Investment Mgmt	Delaware Small Cap Value Fund	**	387,685
	Franklin Templeton Investments	Templeton Foreign Fund	**	1,254,913
		Total Mutual Funds		12,385,185

		Common stock of Plan Sponsor Parent Company
*	Liberty Tax, Inc.	Class A common stock of Liberty Tax, Inc.	**	136,527

*	Plan Participants	Notes receivable from participants, interest rates from 4.25 to 5.25%, with maturities through 2022.	N/A	212,056
				$14,598,173

* Represents party-in-interest.
** Column (d) cost information is not presented as these assets are self-directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Liberty Tax Service 401(k) Plan
August 1, 2018
/s/ Kathleen Curry
Kathleen Curry
Plan Administrator,
Liberty Tax, Inc.